FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following is the text of an announcement which will be published in Brazil on 28 February 2011 by HSBC Seguros (Brasil) S. A., a 99.76%* directly held subsidiary of HSBC Bank Brasil S.A.

28 February 2011

HSBC SEGUROS (BRASIL) S.A.
2010 ANNUAL RESULTS - HIGHLIGHTS

·	Net profit for the year ended 31 December 2010 was BRL320m, an increase of BRL59m, or 22.6%, compared to BRL261m in 2009.

·	Profit before tax and profit sharing for the year ended 31 December 2010 was BRL454m, an increase of BRL71m, or 18.5%, compared to BRL383m in 2009.

·	Earned premiums for the year ended 31 December 2010 were BRL604m, an increase of BRL54m, or 9.8%, compared to BRL550m in 2009.

·	Insurance claims for the year ended 31 December 2010 were BRL193m, down BRL4m, or 2.0%, compared to BRL197m in 2009.

·	Operational expenses for the year ended 31 December 2010 were BRL167m, up BRL12m, or 7.7% compared to BRL155m in 2009.

·	Technical reserves as at 31 December 2010 were BRL387m, up BRL74m, or 23.6% compared to BRL313m as at 31 December 2009.

·	Total assets as at 31 December 2010 were BRL2,367m, up BRL377m, or 18.9% compared to BRL1,990m as at 31 December 2009.

·	Return on average shareholders' equity of 19.6% in 2010 (18.8% in 2009).

The financial statements have been prepared and presented in accordance with the provisions of the Corporate Laws 6.404/76 and 11.638/07, which requires adherence to Brazilian GAAP (generally accepted accounting principles), and have been audited by KPMG.

HSBC Seguros (Brasil) S.A.and its subsidiaries are required to file financial information half-yearly. The filing deadline established by the local regulator (Superintendency of Private Insurance - SUSEP) for 2011 is the 28th February. Given that the financial information will be available in the public domain, HSBC has elected to file this release.

The financial statements of HSBC Seguros (Brasil) S.A. are presented on an individual basis comprising the following subsidiaries results using the equity method:

HSBC Vida e Previdência (Brasil) S. A.;
HSBC Empresa de Capitalização (Brasil) S. A.; and
HSBC Capitalização (Brasil) S. A.

Figures are stated solely in Brazilian reais (BRL).

* Percentage refers to ordinary shares only.

Media enquiries to:

Antonio Carlos Seidl	Roberto Tadeu Carneiro	Alcides Ferreira Filho
Senior Press Officer	CFO Insurance Brasil	CAO HSBC Brasil
+55 41 38 47 57 85	+55 41 37 77 81 62	+55 41 37 77 81 14
aseidl@hsbc.com.br	roberto.t.carneiro@hsbc.com.br	alcides.ferreira@hsbc.com.br

Notes to editors:

1. HSBC Seguros (Brasil) S.A.
HSBC Seguros (Brasil) S.A. is a subsidiary of HSBC Bank (Brasil) S.A. - Banco Múltiplo, and it is part of an integrated financial services business. The company and its subsidiaries manufacture life, personal accident policies, capitalization and pension plans, sold through the HSBC Brazil branch network, as well as independent brokers. HSBC Seguros (Brasil) S.A.and its subsidiaries had a total of 856 employees at 31 December 2010.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,455 billion at 31 December 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                     Date: 28 February, 2011